SECOND AMENDMENT TO PIMCO SERVICES AGREEMENT

THIS AMENDMENT (“Amendment”) is made as of February 15, 2014 by and between among Pacific Investment Management Company LLC (“PIMCO”) and Pacific Life Insurance Company (the “Company”).

W I T N E S S E T H

WHEREAS, PIMCO and the Company entered into that certain PIMCO Services Agreement dated May 1, 2010 (the “Agreement”);

WHEREAS, PIMCO and the Company desire to amend the Agreement to correct fund compensation payable; and

WHEREAS, Section 5 of the Agreement provides for the amendment of the Agreement;

NOW, THEREFORE, the parties hereto, in consideration of the mutual covenants herein contained and for other good and valuable consideration, hereby agree as follows:

1.          Unless otherwise defined in this Amendment, the terms used herein shall have the same meanings they have in the Agreement.

2.          Section 2 of the Agreement is deleted in its entirety and replaced with the following;

Compensation. In consideration of the Services, PIMCO agrees to pay to the Company a service fee at an annual rate equal to fifteen (15) basis points (0.15%) of the average daily value of the Shares of Commodity RealReturn Portfolio held in Separate Accounts and a service fee at an annual rate equal to twenty-five (25) basis points (0.25%) of the average daily value of the Shares of the All Asset All Authority Portfolio and Global Multi-Asset Portfolio held in the Separate Accounts. Such payments will be made monthly in arrears. For purposes of computing the payment to the Company under this paragraph 2, the average daily value of Shares held in the Separate Accounts over a monthly period shall be computed by totaling such Separate Accounts’ aggregate investment (Share net asset value multiplied by total number of Shares held by such Separate Accounts) on each business day during the calendar month, and dividing by the total number of business days during such month. The payment to the Company under this paragraph 2 shall be calculated by PIMCO at the end of each calendar month and will be paid to the Company within 30 days thereafter. Payment will be accompanied by a statement showing the calculation of the monthly amounts payable by PIMCO and such other supporting data as may be reasonably requested by the Company.

3.          The amendments set forth herein shall be effective as of May 1, 2014.

4.          Except as set forth above, the Agreement shall remain in full force and effect in accordance with its terms.

5.          This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original, and all of which taken together shall constitute one and the same Amendment.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date set forth above.

PIMCO INVESTMENT MANAGEMENT COMPANY LLC

By: /s/ Jonathan D. Short

Name: Jonathan D. Short

Title: Head of U.S. Global Wealth Management

PACIFIC LIFE INSURANCE COMPANY

By: /s/ Anthony J. Dufault

Name: Anthony J. Dufault

Title: Assistant Vice President

Attest: /s/ Brandon J. Cage Brandon J. Cage Assistant Secretary